

November 7, 2011

<u>Via U.S. Mail</u>
Mr. Hua Chen
Chief Financial Officer
Orsus Xelent Technologies, Inc.
29th Floor, Tower B, Chaowai MEN Office Building
26 Chaowai Street, Chaoyang Disc.
Beijing, People's Republic of China 100020

> **Re: Orsus Xelent Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 001-33456**

Dear Mr. Chen:

We issued comments to you on the above captioned filing on October 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 21, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 21, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director